United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2004

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Press Release dated April 28, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Juan Antonio Quiroga Garcia
       ___________________________
Juan Antonio Quiroga Garcia
Senior Corporate Controller
Date: April 28, 2004

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, April 28, 2004	New York Stock Exchange: MSK Bolsa Mexicana deValores: MASECAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR FIRST QUARTER 2004
(Peso amounts are stated in millions in constant terms as of March 31, 2004)
RESULTS OF OPERATIONS

1Q04 vs. 1Q03

Net Sales
GIMSA's sales volume decreased 1% during the quarter as a result of price increases, which enabled GIMSA to substantially improve its margins. Sales volume also declined due to lower sales to DICONSA (the Mexican government's social welfare program) as a result of the closing of several of DICONSA's rural stores in connection with its optimization programs.

Net sales increased 4% to Ps 1,313 million, reflecting higher corn flour prices, which have already offset the increases in corn costs incurred during 2003.

Cost of sales
Cost of sales as a percentage of net sales improved to 73.6% from 76.6% as a result of the aforementioned price increases. In absolute terms, cost of sales remained flat at Ps 966 million.

Selling, General, and Administrative Expenses (SG&A)
SG&A as a percentage of net sales increased to 19.2% from 18.6% and, in absolute terms, rose 8% to Ps 252 million. This increase resulted from higher selling expenses stemming from the company's national marketing campaign, begun at the end of 2003, that emphasizes the benefits and nutritional value of tortillas made with 100% MASECA® corn flour. This campaign targets consumers of tortillas made by our customers (tortilla makers), as well as consumers of our corn flour packaged and sold directly for retail consumption, by emphasizing that corn flour is used not only for making tortillas but also for a wide variety of products that are a part of the Mexican diet.

Operating Income
Operating income as a percentage of net sales improved to 7.3% from 4.8% and, in absolute terms, increased 58% to Ps 96 million due to higher prices.

Net Comprehensive Financing Cost

Net comprehensive financing cost increased to Ps 7 million from Ps 2 million due principally to higher monetary losses resulting from higher inflation.

Taxes and Employees' Profit Sharing
Provisions for income taxes and employees' profit sharing were Ps 30 million, compared to Ps 18 million in first quarter 2003. The Ps 12 million difference resulted from higher pretax income.

Majority Net Income
Majority net income increased 62% to Ps 60 million due to the better pricing mentioned above. Majority net income as a percentage of net sales increased to 4.6% from 2.9%.

FINANCIAL POSITION

March 2004 vs. December 2003

On March 31, 2004, assets totaled Ps 7,206 million, remaining flat compared to the total on December 31, 2003. Cash balances increased due to the consumption of corn inventories following the end of seasonal corn procurement activities relating to Mexico's winter crop.

Total liabilities on March 31, 2004, were Ps 1,252 million, representing a decrease of 7% due mostly to lower trade accounts payable related to the build up of corn inventories during the winter crop season.

Stockholders' equity on March 31, 2004, was Ps 5,954 million, representing a 1% increase.

FINANCIAL RATIOS

Operational Ratios

	1Q04	4Q03	1Q03
Accounts receivable outstanding (days to sales)	46	46	54
Inventory turnover (days to cost of sales)	89	108	101
Net working capital turnover (days to sales)	114	122	131
Asset turnover (total assets to sales)	1.1	1.3	1.5

Profitability Ratios

	1Q04%	4Q04%	1Q03%
ROA	5.0	4.7	4.0
ROE	6.2	5.8	4.9
ROIC	4.3	3.9	4.6

CONFERENCE CALL
The company will hold a conference call to discuss first quarter 2004 results on April 29, 2004, at 11:30 a.m. ET (10:30 a.m. Mexico and CT; 9:30 a.m. MT; 8:30 a.m. PT). From the United States or Canada please call (800) 865-4415; international or local callers dial (973) 409-9255; pass code: GRUMA. The conference call will also be web-cast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (877) 519-4471 from the United States or Canada, (973) 341-3080 for international or local callers; pass code: 4709981. For more details, please visit the Investor Relations page of the website. The audio web-cast will be archived on the site.

Founded in 1949, GIMSA, S.A. de C.V., is the world's largest producer of corn flour. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the MASECA® brand name. GIMSA owns 18 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products. In 2003, the company's market share was approximately 76% within Mexico's corn flour industry.

ACCOUNTING PROCEDURES
All figures have been restated in Mexican pesos of constant purchasing power as of March 31, 2004, and were prepared in accordance with Mexican Generally Accepted Accounting Principles, commonly referred to as ''Mexican GAAP''. The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V., AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF MARCH 31, 2004)

FINANCIAL HIGHLIGHTS

	QUARTERS				
INCOME STATEMENT SUMMARY	**1Q04**	1Q03	VAR (%)	4Q03	VAR (%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	**337**	340	(1)	360	(6)
RETAIL	**47**	50	(7)	52	(10)
BULK	**290**	290	0	308	(6)
NET SALES	**1,313**	1,257	4	1,380	(5)
GROSS PROFIT	**347**	294	18	390	(11)
GROSS MARGIN (%)	**26.4%**	23.4%		28.3%	
OPERATING INCOME	**96**	61	58	140	(32)
OPERATING MARGIN (%)	**7.3%**	4.8%		10.2%	
COMPREHENSIVE FINANCING COST (INCOME)	**7**	2		14	
INTEREST EXPENSE	**2**	2		2	
INTEREST INCOME	**(18)**	(19)		(19)	
FOREIGN EXCHANGE LOSS (GAIN)	**(1)**	0		1	
MONETARY POSITION LOSS (GAIN)	**25**	20		30	
OTHER (INCOME) EXPENSE	**(4)**	2		(3)	
TAXES AND EMPLOYEES' PROFIT SHARING	**30**	18	67	(23)	233
NET INCOME	**62**	39	60	152	(59)
MAJORITY NET INCOME	**60**	37	62	139	(57)
EARNINGS PER SHARE[1]	**0.07**	0.04	62	0.15	(57)
EARNINGS PER ADR (US$)[2]	**0.09**	0.05	62	0.20	(57)
DEPRECIATION AND AMORTIZATION	**67**	68		65	
EBITDA[3]	**163**	129	26	205	(21)
CAPITAL EXPENDITURES	**7**	12		21	

BALANCE SHEET SUMMARY	**Mar-04**	Mar-03	VAR (%)	Dec-03	VAR (%)
CASH AND CASH EQUIVALENTS	**641**	117	448	191	236
TRADE ACCOUNTS RECEIVABLE	**673**	757	(11)	705	(5)
OTHER ACCOUNTS RECEIVABLE	**828**	875	(5)	965	(14)
INVENTORIES	**957**	1,086	(12)	1,185	(19)
CURRENT ASSETS	**3,177**	2,840	12	3,137	1
PROPERTY, PLANT, AND EQUIPMENT, NET	**3,891**	4,099	(5)	3,958	(2)
TOTAL ASSETS	**7,206**	7,314	(1)	7,235	(0)
SHORT-TERM DEBT	**0**	0	0	0	0
CURRENT LIABILITIES	**274**	354	(23)	348	(21)
LONG-TERM DEBT	**0**	0	0	0	0
TOTAL LIABILITIES	**1,252**	1,427	(12)	1,341	(7)
STOCKHOLDERS' EQUITY	**5,954**	5,887	1	5,895	1
MAJORITY STOCKHOLDERS' EQUITY	**5,607**	5,547	1	5,540	1
CURRENT ASSETS/CURRENT LIABILITIES	**11.61**	8.02		9.01	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.21**	0.24		0.23	
BOOK VALUE PER SHARE[1]	**6.10**	6.04		6.03	

[1] Based on 918,405,000 shares outstanding as of March 2004, March 2003, and December 2003.

[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps 11.17 per dollar as of March 31, 2004.

[3] EBITDA = operating income + depreciation and amortization.

CREDITS BREAKDOWN
(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS UNTIL 1 YEAR	DENOMINATED IN PESOS MORE THAN 1 YEAR	AMORTIZATION OF CREDITS IN NATIONAL ENTITIES CURRENT YEAR	NATIONAL UNTIL 1 YEAR	NATIONAL UNTIL 2 YEARS	NATIONAL UNTIL 3 YEARS	NATIONAL UNTIL 4 YEARS	NATIONAL UNTIL 5 YEARS	AMORTIZATION OF CREDITS IN FOREIGN ENTITIES CURRENT YEAR	FOREIGN UNTIL 1 YEAR	FOREIGN UNTIL 2 YEARS	FOREIGN UNTIL 3 YEARS	FOREIGN UNTIL 4 YEARS	FOREIGN UNTIL 5 YEARS
SUPPLIERS			45,256	-	-	31,102	-	-	-	-	-	-	-	-	-	-
OTHERS			-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**45,256**	**0**	**0**	**31,102**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			183,673	-	-	-	-	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**183,673**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**228,929**	**0**	**0**	**31,102**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

SELLS DISTRIBUTION BY PRODUCT
DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION VOLUME	TOTAL PRODUCTION AMOUNT	NET SALES VOLUME	NET SALES AMOUNT	MARKET SHARE (%)	MAIN TRADEMARKS	MAIN COSTUMERS
	-	-	-	-	-		TORTILLA SHOP
CORN FLOUR	339,371	965,838	336,156	1,311,678	76	MASECA	SUPER MARKET
	-	-	-	-	-		
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
TOTAL		965,838		1,311,678			

FOREIGN SELL

MAIN PRODUCT	NET SALES VOLUME	NET SALES AMOUNT	DESTINATION	MAIN TRADEMARKS	MAIN COSTUMERS
-	-	-	-	-	-
CORN FLOUR	386	1,474	EEUU	MASECA	AZTECA MILLING, CO
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		1,474			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES PORTION	NUMBER OF SHARES PORTION	NUMBER OF SHARES MEXICAN	NUMBER OF SHARES SUBSCRIPTION	CAPITAL STOCK (Thousands of Pesos) FIXED	CAPITAL STOCK (Thousands of Pesos) VARIABLE
A			504,150,300		504,150,300		100,830	
B			414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

ADR'S: 15 ORDINARY SHARES TO 1 ADR'S

April 28, 2004

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Senior Corporate Controller, respectively, of GRUPO INDUSTRIAL MASECA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Senior Corporate Controller